

October 15, 2021

Geoffrey McFarlane
Chief Executive Officer
Winc, Inc.
1745 Berkeley St, Studio 1
Santa Monica, CA 90404

> **Re: Winc, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed October 6, 2021**
> **File No. 000-56336**

Dear Mr. McFarlane:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G Filed October 6, 2021

Exhibit 99.1 Information Statement
Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19, page 53

1. On pages 53 and 77, you disclose that you have experienced a significant increase in DTC demand due to changes to consumer behaviors resulting from COVID-19-related restrictions placed on consumers, and that management believes this reflects "a permanent shift in consumer behavior." You also disclose on page 54 that the significant increases in your DTC channel net revenues was fueled by the COVID-19 pandemic and social and governmental responses to it and that you believe growth in your DTC channel will slow going forward as COVID-19 restrictions are eased or lifted. Please reconcile or provide greater context to explain these two statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at 202-551-4695 or Jacqueline Kaufman at 202-551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Drew Capurro